United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2018
Vale S.A.
Praia de Botafog 186, 18th floor, Botafogo
CEP 22250-145, Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale announces dates for reporting of 4Q17 performance

Rio de Janeiro, February 02, 2018 – Vale S.A. (Vale) will release its 4Q17 financial performance report on Tuesday, February 27th, 2018, after markets closure. Vale will simultaneously release the consolidated financial statements in USD and BRL, in accordance with the IFRS (International Financial Reporting Standards).

Vale will release its 4Q17 production report on Friday, February 16th, 2018, before the opening of the markets. From now on, Vale’s production report will be released about 10 days prior to the financial performance report and will include information on the sales performance in the quarter.

On February 28th, Vale will host a conference call/webcast at 11:00 a.m. Rio de Janeiro time (9:00 a.m. US Eastern Daylight Time, 2:00 p.m. British Standard Time). Details about the conference call/webcast will be announced in due time.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date February 02, 2018	By:	/s/ André Figueiredo
Director of Investor Relations